UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated February 13, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Enclosures:

•	Notice of the Annual General Meeting of Nokia Corporation

•	Noki Corporation Remuneration Policy

Stock exchange release	1 (9)

13 February 2025

Nokia Corporation

Stock Exchange Release

13 February 2025 at 15:00 EET

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (“Nokia” or the “Company”) of the Annual General Meeting to be held on Tuesday, 29 April 2025 at 13:00 EEST at Finlandia Hall, Mannerheimintie 13e, Helsinki, Finland.

The reception of persons who have registered for the Meeting and the distribution of voting tickets will commence at 12:00 noon EEST. After the Meeting coffee will be served.

Shareholders can also exercise their voting rights by voting in advance. Instructions for advance voting are presented in this notice under section C.

Shareholders may follow the Annual General Meeting through a webcast. Following the webcast is not considered participation or exercise of shareholders’ rights in the Meeting. Instructions regarding the webcast are available in this notice under section C. and later on the Company’s website at www.nokia.com/agm2025.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of a person to scrutinize the minutes and a person to supervise the counting of votes

4. Recording the legal convening of the Meeting

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the financial year 2024

- Review by the President and CEO and presenting the auditor’s report and the assurance report of the sustainability statement

7. Adoption of the Annual Accounts

8. Resolution on the use of profit shown on the balance sheet and authorization of the Board of Directors to decide on the distribution of dividend and assets from the reserve for invested unrestricted equity

The Board of Directors proposes to the Annual General Meeting that based on the balance sheet to be adopted for the financial year ended on 31 December 2024, no dividend is distributed by a resolution of the Annual General Meeting. Instead, the Board proposes to be authorized to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

www.nokia.com

Stock exchange release	2 (9)

13 February 2025

The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the period of validity of the authorization unless the Board of Directors decides otherwise for a justified reason. The authorization would be valid until the opening of the next Annual General Meeting. The Board would make separate resolutions on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity so that the preliminary record and payment dates will be as set out below. The Company shall make a separate announcement of each such Board resolution.

Preliminary record dates	Preliminary payment dates
5 May 2025	12 May 2025
29 July 2025	7 August 2025
28 October 2025	6 November 2025
3 February 2026	12 February 2026

Each installment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Oy on the record date of the payment.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability for the financial year 2024

10. Presentation and adoption of the Remuneration Report

The Remuneration Report 2024 will be available on the Company’s website at www.nokia.com/agm2025 on week 11 of 2025. The Remuneration Report is presented to the AGM and adopted through an advisory resolution.

11. Presentation and adoption of the Remuneration Policy

The Board of Directors proposes that the Annual General Meeting shall adopt the updated Remuneration Policy. The updated Remuneration Policy is available on the Company’s website at www.nokia.com/agm2025 as of today and published as an attachment to this notice. The Remuneration Policy is adopted through an advisory resolution.

12. Resolution on the remuneration of the members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the annual fees payable to Board members for a term ending at the close of the next Annual General Meeting are kept at the current levels:

•	EUR 440 000 for the Chair of the Board;
•	EUR 210 000 for the Vice Chair of the Board;
•	EUR 185 000 for each member of the Board;
•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chairs of the Technology Committee and the Strategy Committee as an additional annual fee; and
•	EUR 15 000 for each member of the Audit Committee and the Personnel Committee and EUR 10 000 for each member of the Technology Committee and the Strategy Committee as an additional annual fee.

The Board proposes that approximately 40% of the annual fee be paid in Nokia shares. The rest of the annual fee would be paid in cash to cover taxes arising from the remuneration. The Directors shall retain until the end of their directorship such number of shares that they have received as Board remuneration during their first three years of service on the Board. If the term of a Board member terminates before the Annual General Meeting of 2026, the Board has a right to decide upon potential reclaim of the annual fees as it deems appropriate.

www.nokia.com

Stock exchange release	3 (9)

13 February 2025

In addition, the Board proposes that the meeting fees for Board and Committee meetings remain at their current level. The meeting fees are based on travel required between the Board member’s home location and the location of a meeting and paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and
•	EUR 2 000 per meeting requiring intracontinental travel.

Only one meeting fee is paid if the travel entitling to the fee includes several meetings of the Board and the Committees. Moreover, it is proposed that members of the Board shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

13. Resolution on the number of members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten (10). However, should any number of the candidates proposed by the Board not be available for election to the Board, the proposed number of Board members shall be decreased accordingly.

14. Election of members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that for a term until the close of the next Annual General Meeting, the following persons are elected as Board members in an individual election:

1)	Timo Ahopelto (current member);
2)	Sari Baldauf (current member, Chair);
3)	Elizabeth Crain (current member);
4)	Thomas Dannenfeldt (current member);
5)	Pernille Erenbjerg (new member candidate);
6)	Lisa Hook (current member);
7)	Timo Ihamuotila (new member candidate);
8)	Mike McNamara (current member);
9)	Thomas Saueressig (current member); and
10)	Kai Öistämö (current member).

The biographical details of all Board member candidates are presented on the Company’s website at www.nokia.com/agm2025.

The Corporate Governance and Nomination Committee has assessed that the proposed Board members enable the efficient functioning of the Board and are qualified both collectively and individually based on their skills, experience and other personal qualities, taking into account the diversity principles established by the Board as well as the current and anticipated future needs of the Company.

www.nokia.com

Stock exchange release	4 (9)

13 February 2025

All proposed Board members have given their consent to be elected to the Board and been determined to be independent of Nokia and its significant shareholders under the Finnish Corporate Governance Code and the rules of the New York Stock Exchange, as applicable.

The Corporate Governance and Nomination Committee intends to propose in the assembly meeting of the new Board of Directors to be held after the Annual General Meeting that Sari Baldauf be re-elected as Chair of the Board and Timo Ihamuotila be elected as Vice Chair, subject to their election to the Board.

15. Resolution on the remuneration of the auditor

On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that the auditor to be elected for the financial year 2026 be reimbursed based on the purchase policy approved by the Board’s Audit Committee and the invoice approved by the Company.

16. Election of auditor for the financial year 2026

The Board of Directors proposes to the Annual General Meeting that the shareholders would elect the auditor for the financial year commencing next after the election. On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2026.

Deloitte Oy has informed the Company that the key audit partner would be Authorized Public Accountant Jukka Vattulainen.

17. Resolution on the remuneration of the sustainability reporting assurer

On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that the assurer of the sustainability reporting elected for financial year 2026 be reimbursed based on the purchase policy approved by the Board’s Audit Committee and the invoice approved by the Company.

18. Election of the sustainability reporting assurer for the financial year 2026

The Board of Directors proposes to the Annual General Meeting that the shareholders would elect the assurer carrying out the assurance of the sustainability reporting for the financial year commencing next after the election. On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that Authorized Sustainability Audit Firm Deloitte Oy be re-elected as the sustainability reporting assurer for the financial year 2026.

Deloitte Oy has informed the Company that in the event it is elected, the key sustainability partner will be Authorized Public Accountant (KHT) and Authorized Sustainability Auditor (KRT) Jukka Vattulainen.

19. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to repurchase a maximum of 530 million shares, which corresponds to less than 10% of the Company’s total number of shares. The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity, as resolved by the Board of Directors, which means that the repurchases will reduce the distributable funds of the Company.

www.nokia.com

Stock exchange release	5 (9)

13 February 2025

The price paid for the shares under the authorization shall be based on the market price of the Nokia shares on the securities markets on the date of the repurchase or a price otherwise formed in a competitive process. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board of Directors. The Company may enter into derivative, share lending or other arrangements customary in capital market practice. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

It is proposed that the authorization be effective until 28 October 2026 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on 3 April 2024 to the extent that the Board has not previously resolved to repurchase shares based on such authorization.

20. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to issue in total a maximum of 530 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Companies Act in one or more issues during the effective period of the authorization. The Board of Directors may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10% of the Company’s total number of shares.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans or for other purposes resolved by the Board of Directors. The Board of Directors shall resolve on all terms and conditions of the issuance of shares and special rights entitling to shares under Chapter 10, Section 1 of the Finnish Companies Act.

It is proposed that the authorization be effective until 28 October 2026 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on 3 April 2024.

21. Closing of the Meeting

B. Documents of the Annual General Meeting

This notice and all the proposals by the Board of Directors relating to the agenda of the Meeting, including the updated Remuneration Policy, are available on the Company’s website at www.nokia.com/agm2025. The Remuneration Report as well as the “Nokia in 2024” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors including the sustainability statement, the auditor’s report and the assurance report of the sustainability statement, are available on the above-mentioned website on week 11 of 2025. The proposals by the Board of Directors and all other meeting documents will be available also at the Meeting. The minutes of the Annual General Meeting will be available on the Company’s above-mentioned website at latest on 13 May 2025.

www.nokia.com

Stock exchange release	6 (9)

13 February 2025

C. Instructions for the participants of the Annual General Meeting

1. The right to participate and registration

Each shareholder who is registered on the record date of the Meeting on 15 April 2025, in the register of shareholders of the Company maintained by Euroclear Finland Oy, has the right to participate in the Annual General Meeting 2025. A shareholder, whose shares are registered on their Finnish book-entry account, is automatically registered in the register of shareholders of the Company. The shareholders who do not have a Finnish book-entry account, please refer to the section 4. Holders of nominee-registered shares or the section 5. Holders of American Depositary Receipts (ADR) for further instructions.

The registration period for the Annual General Meeting commences on 11 March 2025 at 10:00 EET. A shareholder, with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on 22 April 2025 at 16:00 EEST by which time the registration needs to be received by the Company. Such notice of registration can be given:

a)	through the Company's website at www.nokia.com/agm2025

Registration by natural persons requires strong electronic authentication. In connection with the online registration the shareholder may also authorize a proxy representative and vote in advance. Registration by legal persons as shareholders requires them to provide the business identification code and the number of their Finnish book-entry account. For further information, please refer to the section 3. Proxy representatives and powers of attorney.

b)	by letter to Nokia Corporation, Register of Shareholders, P.O. Box 226, Fl-00045 NOKIA GROUP; or

c)	by telephone to +358 20 770 6870 from Monday to Friday at 09:00 to 16:00 (Finnish time).

In connection with the registration, a shareholder is required to notify their name, personal identification number / birth date or the relevant business identification code, address, telephone number, the name of a possible assistant and the name and the personal identification number/birth date of a possible proxy representative.

2. Advance voting

Shareholders with a Finnish book-entry account may vote in advance on certain items on the agenda of the Annual General Meeting through the Company's website at www.nokia.com/agm2025, either in connection with their registration or separately.

The advance voting will open on 11 March 2025 at 10:00 EET and end on 22 April 2025 at 16:00 EEST.

For natural persons, voting in advance requires strong electronic authentication through personal online banking credentials or a mobile certificate.

Legal entities voting in advance requires them to provide the business identification code and the number of their Finnish book-entry account. In case a legal entity uses the electronic Suomi.fi authorization service, strong electronic authentication of the authorized individual is required either with personal online banking credentials or a mobile certificate. For further information, please refer to the section 3. Proxy representatives and powers of attorney.

www.nokia.com

Stock exchange release	7 (9)

13 February 2025

A proposal subject to advance voting is considered to have been presented unchanged at the Annual General Meeting.

Shareholders who have voted in advance who wish to exercise their right to ask questions, demand a vote at the Annual General Meeting or vote on a possible counterproposal under the Finnish Companies Act must participate in the Annual General Meeting at the meeting venue in person or by way of proxy representation.

Further instructions relating to the advance voting will be later available on the Company's website at www.nokia.com/agm2025.

For holders of nominee-registered shares, please note that the voting is carried out via the account manager of their custodian. The account manager may cast votes on behalf of the holders of nominee-registered shares that they represent in accordance with the voting instructions provided by the holders of nominee-registered shares during the registration period for the nominee-registered shares.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting by proxy. A proxy representative shall produce a dated proxy authorization document or otherwise in a reliable manner demonstrate their right to represent the shareholder. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Meeting.

Proxy authorization documents should be delivered by email to agm@nokia.com or by letter to Nokia Corporation, Register of Shareholders, P.O. Box 226, Fl-00045 NOKIA GROUP at the latest by 22 April 2025 at 16:00 EEST. In case the proxy document is sent as a copy, we kindly ask the authorized person to present the original document at the Meeting venue. In addition to the delivery of proxy documents the shareholder or their proxy shall separately register for the Annual General Meeting.

A template for the proxy document is available on the company’s website at www.nokia.com/agm2025.

Shareholders may also use the electronic Suomi.fi authorization service instead of the traditional proxy authorization document. In this case, the shareholder authorizes a representative in the Suomi.fi service by using the mandate theme “Representation at the General Meeting”. More information available at www.suomi.fi/e-authorizations.

4. Holders of nominee-registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of such shares, based on which they on the record date of the Annual General Meeting, i.e. on 15 April 2025, would be entitled to be registered in the shareholders’ register of the Company held by Euroclear Finland Oy. The right to participate in the Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by 24 April 2025 by 14:00 EEST. As regards nominee-registered shares this constitutes due registration for the Annual General Meeting.

www.nokia.com

Stock exchange release	8 (9)

13 February 2025

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the Company, the issuing of proxy authorization documents and registration for the Annual General Meeting from their custodian bank.

The account manager of the custodian bank shall temporarily register a holder of nominee-registered shares, who wants to participate in the Annual General Meeting, into the shareholders’ register of the Company, and if necessary, arrange advance voting on behalf of the holder of nominee-registered shares in accordance with their voting instructions at latest by the time stated above, 24 April 2025 at 14:00 EEST.

In order to take into consideration possible voting instructions of a holder of nominee registered shares at the Annual General Meeting, it is required that the shareholder has registered and is present or represented at the Annual General Meeting.

For the sake of clarity, it is noted that holders of nominee-registered shares cannot register for the Annual General Meeting on the Company’s website, but they must be registered by their custodians instead. Further information on these matters can also be found on the Company’s website www.nokia.com/agm2025.

5. Holders of American Depositary Receipts (ADR)

A holder of American Depositary Shares (ADR) intending to vote at the Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of their intention and shall comply with the instructions provided by Citibank, N.A.

6. Other instructions and information

Information on the General Meeting required by the Finnish Companies Act and the Securities Markets Act is available on the Company’s website at www.nokia.com/agm2025. Pursuant to Chapter 5, Section 25 of the Finnish Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The personal data collected will only be used in connection with the identity authentications and necessary registrations at the Annual General Meeting and related to it. For more information, please refer to the privacy statement of the Annual General Meeting on the Company’s aforementioned website.

The Meeting venue can be easily reached by public transportation connections. The shareholders are asked to note that parking is subject to a charge at the nearby parking facilities.

The Meeting will be conducted primarily in Finnish, but some presentations, such as the review by the President and CEO, will be held in English. Simultaneous translation will be available into Finnish, English and Swedish.

Shareholders may follow the Meeting via a webcast and ask questions on the agenda items during the AGM through the webcast platform. Following the webcast is not considered participation or exercise of shareholders’ rights in the Meeting. No questions asked through the webcast are deemed to be presented pursuant to Chapter 5, Section 25 of the Finnish Companies Act. The questions may be considered in the Annual General Meeting in connection with each agenda item to the extent deemed appropriate by the Chair of the Meeting. More information on following the webcast will be later available on the Company’s website at www.nokia.com/agm2025.

www.nokia.com

Stock exchange release	9 (9)

13 February 2025

Changes in the number of shares held after the record date of the Annual General Meeting shall not have an effect on the right to participate in the Meeting nor on the number of votes held by a shareholder in the Meeting.

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation is 5 605 850 345, representing the same number of votes.

13 February 2025

Nokia Corporation

BOARD OF DIRECTORS

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Nokia Corporation Remuneration Policy

1 / 9 Remuneration Policy © 2025 Nokia Remuneration Policy Introduction This Remuneration Policy (the “Policy”) outlines Nokia’s general principles and framework of remuneration of the Board of Directors (the “Board”) and the President and CEO. The Policy has been prepared in accordance with the Finnish Limited Liability Companies Act, Securities Markets Act and the Finnish Corporate Governance Code 2025. The Policy is submitted to the 2025 Annual General Meeting to be adopted through an advisory vote. The Policy shall be effective for the four-year period from 2025 to 2029, unless earlier presented to the General Meeting for an advisory vote due to proposed changes. Our previous Remuneration Policy was adopted by shareholders at the 2024 Annual General Meeting. During 2024, the Personnel Committee (the “Committee”) of the Nokia Board continued to monitor the developments in shareholder expectations and market conditions. Following which, on the recommendation of the Personnel Committee, the Board decided to propose further amendments to the Policy to ensure it supports Nokia’s future growth strategy, to further align with best global market practices, to incentivize longer-term decision making for sustainable shareholder value creation and to help with retention. The key changes to the Policy are as follows: • Clarification that malus provisions shall apply to all the President and CEO’s incentive plans with the same trigger events as for clawback provisions; and • Introduction of the possibility to grant restricted share awards to the President and CEO of up to 100% of annual base salary, vesting after a minimum of three years, subject to financial underpins and continued service. Our remuneration philosophy We compete in a global market for talent in the technology sector. In forming the Policy, the Personnel Committee has taken into account the views of shareholders and the needs of the Company to attract, retain and motivate individuals of suitable caliber and experience to lead Nokia. The Board and the Personnel Committee regularly monitor the effectiveness of the measures used in our incentive plans to ensure that they align with and drive the strategy of the Company. At the core of Nokia's remuneration philosophy lie three principles: • Pay for performance and aligning the interests of employees and shareholders; • Ensuring that remuneration programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value; and • Ensuring that executive remuneration reflects the contribution to achieving our ESG targets which support the long-term shareholder value creation. The incentive structure and performance metrics are determined with these principles in mind.

2 / 9 Remuneration Policy © 2025 Nokia Considerations when setting the Policy In preparing the Policy, the Committee takes into consideration a number of factors: • The Committee applies the principles set out in the Finnish Corporate Governance Code and also takes into account best practice guidance issued by the large investors, the proxy advisors and other relevant organizations; • The President and CEO’s remuneration is structured and operated under a framework similar to other employees, but the quantum differs due to responsibilities attached to the role. The Personnel Committee has overall responsibility for the remuneration policies and structures for employees of Nokia as a whole. When the Committee reviews and the Board determines the Policy for the President and CEO, they consider and compare it against the pay, policies and employment conditions of the Nokia employees to ensure that there is appropriate alignment between the two; and • The Committee also considers the external market in which Nokia operates and from time to time takes into account the remuneration data of the global peer group companies, similar in their size and field of business, to inform its decisions. However, the Committee recognizes that such data should be used as a guide only and that there is often a need to phase in changes over a period of time. Any changes proposed for the President and CEO reflect not only performance in role but also relevant competence and skills as would be applied to other Nokia employees. Engagement with shareholders The Personnel Committee is committed to an ongoing dialogue with shareholders and seeks their views when any major changes are being made to the Policy. The Company’s shareholders are encouraged to attend the General Meeting where the Policy is presented.

3 / 9 Remuneration Policy © 2025 Nokia Remuneration governance and decision-making Remuneration is managed through well-defined processes, with clear governance principles outlined below. In order to avoid any conflicts of interest, the Board’s Personnel Committee shall consist of independent Board members only. Remuneration of the President and CEO, deputy CEO (if any), and the Board of Directors shall be in line with the Remuneration Policy in force and last presented to shareholders. External advisors may be used to assist in the review and determination of Board and President and CEO remuneration as well as in incentive plan design and in providing insight into market trends and regulatory developments. The General Meeting of Shareholders • Adopts the Policy at least once every four years and whenever substantial changes are proposed. • Adopts the Remuneration Report annually. • Determines the Director remuneration annually. • Authorizes the Board to resolve to issue shares to settle the Company’s equity-based incentive plans, grant options or special rights entitling to shares. The Board of Directors • Submits remuneration-related proposals to the General Meeting on the recommendation of the relevant Board Committees, where applicable. • Approves the remuneration of the President and CEO on the recommendation of the Personnel Committee and in accordance with the Remuneration Policy. • Approves incentive programs or similar arrangements that the Company establishes for the President and CEO on the recommendation of the Personnel Committee. • Decides on the issuance of shares (under authorization by the General Meeting) to fulfill the Company’s obligations under equity plans in respect of awards to be settled. The Personnel Committee • Assists the Board in discharging its responsibilities relating to the remuneration of the President and CEO, including but not limited to: ̵ preparing the Remuneration Policy; ̵ reviewing and recommending to the Board the goals and objectives for short- and long-term incentive plans; ̵ evaluating and presenting to the Board the assessment of performance in light of those goals and objectives; and ̵ proposing to the Board the total remuneration outcome based on this evaluation. The Corporate Governance and Nomination Committee • Assists the Board in discharging its responsibilities on proposals relating to Director remuneration.

4 / 9 Remuneration Policy © 2025 Nokia Remuneration of the Board of Directors Under regulations applicable to Nokia, the shareholders resolve annually on Director remuneration based on a proposal made by the Board of Directors on the recommendation of the Corporate Governance and Nomination Committee. The Remuneration Policy shall not restrict the shareholders’ ability to resolve on Director remuneration. For its recommendation on Director remuneration, the Corporate Governance and Nomination Committee considers the Company’s Corporate Governance Guidelines in force at the time of the proposal. The Committee also reviews the remuneration for the Chair and members of the Board against international companies of similar size and complexity in order to ensure that Nokia is able to attract and retain Board members from diverse backgrounds with relevant skills and international experience to oversee the Company strategy with emphasis on long-term value creation. The Directors on the Board receive an annual fee for fulfilling their Board roles as well as additional meeting fees. The annual fees may be paid in cash or Nokia shares purchased from the market on behalf of the Directors or alternatively delivered as treasury shares held by the Company. The meeting fees are normally paid in cash. Moreover, the members of the Board shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work. The Directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board. The non-executive Directors do not participate in any of Nokia’s equity plans and do not receive any equity-plan-based or other variable remuneration for their duties as Board members.

5 / 9 Remuneration Policy © 2025 Nokia Remuneration of the President and CEO The following table summarizes the remuneration elements for the President and CEO, explaining how each element operates and links to the corporate strategy. Remuneration elements Purpose and link to strategy Operation including maximum opportunity Performance metrics Base salary To attract and retain individuals with the requisite level of knowledge, skills and experience to lead our businesses Base salary is normally reviewed annually taking into consideration a variety of factors, including, for example: • performance of the Company and the individual • remuneration of our global peer group • changes in individual responsibilities • employee salary increases. Whilst there are no performance targets attached to the payment of base salary, performance is considered as context in the annual salary review. Pension To provide retirement benefit aligned with local country practice Pension arrangements reflect the relevant market practice and may evolve year on year. The President and CEO may participate in the applicable pension programs available to other executives in the country of employment. Details of the actual pension arrangement will be shown in the annual Remuneration Report. In Finland, the President and CEO participates in the Finnish statutory Employee’s Pension Act (TyEL), and there is no supplementary pension plan. N/A Other benefits To provide a competitive level of benefits and to support recruitment and retention Benefits will be provided in line with local market practice in the country of employment and may evolve year on year. Benefits may include, for example, a company car (or cash equivalent), risk benefits (for example life and disability insurance) and employer contributions to insurance plans (for example medical insurance). Additional benefits and allowances may be offered in certain circumstances such as relocation support, expatriate allowances, temporary living and transportation expenses aligned with Nokia’s mobility policy. The President and CEO is also eligible to participate in similar programs which may be offered to Nokia’s other employees such as the voluntary all-employee share purchase plan. N/A Short-term incentive To incentivize and reward performance against delivery of the annual business plan Short-term incentives are based on performance against one-year financial and non-financial targets and normally paid in cash. Minimum payout is 0% of base salary. Target opportunity is 125% of base salary. Maximum opportunity is 281.25% of base salary. The malus and clawback conditions apply in accordance with Company clawback policies. Performance measures, weightings and targets for the selected measures are set annually by the Board to ensure they continue to support Nokia’s short-term business strategy. These measures can vary from year to year to reflect business priorities and may include a balance of financial, key operational and non-financial measures (including but not limited to strategic, customer satisfaction, employee engagement, environmental, social, governance or other sustainability related measures). Although the performance

6 / 9 Remuneration Policy © 2025 Nokia measures and weighting may differ year to year reflecting the business priorities, in any given year, a minimum of 60% of measures will be based on financial criteria. Targets for the short-term incentives are set at the start of the year, in the context of analyst expectations and the annual plan, selecting measures that align to the delivery of Nokia's strategy. The performance metrics and weightings are disclosed retrospectively in the annual Remuneration Report. Long-term incentive (LTI) – Performance share award To reward for delivery of sustainable long-term performance, align the President and CEO's interests with those of shareholders, and aid retention Long-term incentive awards may be made annually in performance shares, vesting normally after three years dependent on the achievement of performance conditions measured over a three-year period. Target award level is 200% of base salary at the date of grant, with maximum vesting of 400% of base salary. The malus and clawback conditions apply in accordance with Company clawback policies. Performance measures, weightings and target metrics for the selected measures are set by the Board to ensure they continue to support Nokia’s long-term business strategy and financial success. Targets are set in the context of Nokia’s long-term plans and analyst forecasts, ensuring that they are considered both achievable and sufficiently stretching. The Board may choose different measures and weightings each year based on the business plan. The measures consist of at least 60% financial and/or share price related measures. The performance metrics and weightings are disclosed retrospectively in the annual Remuneration Report. Long-term incentive (LTI) – Restricted share award To incentivize longer-term decision making for sustainable shareholder value creation and to aid retention Restricted share awards of up to 100% of base salary may be granted, vesting after at least three years, subject to financial underpins and continued service. The malus and clawback conditions apply in accordance with Company clawback policies. Financial underpins are determined by the Board to ensure alignment with underlying company performance and shareholder experience. The Board may choose different financial underpins for each grant based on the business plan and strategic priority. Enhanced LTI (eLTI) – Co-investment arrangement To further align the President and CEO’s interests with Nokia’s long-term success and shareholder interests Unlike the LTI performance share award, this is not an annual award and is only granted in exceptional circumstances. The President and CEO may be invited, at the discretion of the Board, to purchase investment shares of up to 200% of base salary, and in return, receive two matching shares for every one investment share purchased. The matching shares are delivered in the form of performance shares, typically subject to the same performance conditions as for the LTI performance share award, with a three-year performance and vesting period. The minimum vesting of the matching shares is 0% of base salary and maximum vesting is two times grant level. The malus and clawback conditions apply in accordance with Company clawback policies. The performance metrics, targets and weightings for the matching shares are typically the same as those for LTI performance shares granted in the same year.

7 / 9 Remuneration Policy © 2025 Nokia Shareholding requirement Align the President and CEO’s interests with those of shareholders and ensure any decisions made are in the long-term interest of the Company The President and CEO is required to build and maintain a shareholding equivalent to 300% of base salary, to be achieved normally within five years of appointment. N/A Pay mix and remuneration scenarios Aligned with Nokia’s pay-for-performance remuneration principle, performance-based remuneration is emphasized over base salary. The chart below illustrates how the proportion of the President and CEO’s remuneration package varies at the minimum, target and maximum levels of performance. A significant proportion of remuneration is linked to performance, especially at stretch performance levels. Actual pay mix would depend on the extent to which the performance targets set for short-term incentive and long-term incentive plans are achieved and may vary from the scenarios below. The long-term incentive vesting outcomes in the chart below ignores share price movement from grant to vest. The eLTI is not included in this analysis as it is not an annual award and is only granted in exceptional circumstances. The vesting outcome of the matching performance shares under the eLTI would be dependent, besides the performance, on the value of the investment, which could range from 0% to 200% of base salary for the President and CEO. The minimum and maximum vesting level for the matching performance shares are provided in the above summary table of the remuneration elements. * Ignoring share price movement and excluding any benefits. 100% 19% 11% 24% 32% 57% 57% Minimum Target Maximum President and CEO pay mix scenarios Long-term incentive incl. performance and restricted shares Short-term incentive Base Salary

8 / 9 Remuneration Policy © 2025 Nokia Malus and clawback The malus and clawback conditions apply in accordance with Company clawback policies to the short- and long-term incentives for all participants, including the President and CEO. Nokia’s Executive Officer Clawback Policy is applied in the case of any erroneously awarded compensation due to restatement in the Company’s Financial Statements with a three-year lookback period, resulting in the reclaiming of amounts then-outstanding or previously paid. Additionally, under the Nokia Incentive Compensation Clawback Policy, unless the Personnel Committee otherwise decides, the recoupment of previously awarded, paid or received compensation is triggered in situations of reputational damage, willful breach of internal control procedures, gross misconduct and restatement of financial statement (clawback triggers) with a recoupment period not exceeding three years in total. Service agreement and termination provisions The terms of the service agreement of the President and CEO shall be specified in writing and approved by the Board of Directors. The terms specify the remuneration elements as well as the payments upon termination of employment. The service agreement of the President and CEO is typically in force for an indefinite period, but it may be in force for a certain fixed period as well. New hires with an indefinite contract will be appointed under a service agreement that has a notice period of no more than 12 months for both the Company and the individual. In the event of a termination of employment, any payable remuneration is determined in line with legal advice regarding local legislation, country policies, contractual obligations and the rules of the applicable incentive and benefit plans. Payment in lieu of notice will not typically exceed the value of 12 months’ remuneration (including base salary, benefits, short-term incentive and pension contributions, if applicable). The treatment of equity incentive awards may depend on the circumstances of departure. In the event of death, permanent disability and retirement, unvested awards are normally allowed to be retained. These awards will vest either on departure or at normal vesting date, subject to performance (if applicable) and time proration, unless the Board determines otherwise. In all other events, unvested awards normally lapse in full on departure, unless the Board determines otherwise. Change of control arrangements, if any, are based on a double trigger structure, which means that both a specified change of control event and termination of the individual's employment must take place for any change of control-based severance payment to materialize. Approach to remuneration for recruitment and promotions Company policy on recruitment is to offer a remuneration package which is sufficient to attract, retain and motivate the individual with the right skills for the required role. When determining remuneration for a new President and CEO or Deputy CEO, the Board of Directors upon recommendation of the Personnel Committee will consider the requirements of the role, the needs of the business, the relevant skills and experience of the individual and the relevant external market for talent. Where an individual is recruited externally for the role of President and CEO or Deputy CEO, the remuneration package of that individual in their prior role is taken into account. Generally, the Board will seek to set the new President and CEO’s or Deputy CEO’s remuneration package in line with the Policy in place at the time of appointment. The Company may make additional cash and/or share-based awards as it deems appropriate and, if the circumstances so demand, to take account of foregone remuneration by a candidate on leaving a previous employer. Awards would, where possible, reflect the nature of awards forfeited in terms of delivery mechanism (cash or shares), time horizons, attributed expected value and performance conditions. The rationale and details of any such award will be disclosed in the Remuneration Report for the relevant year.

9 / 9 Remuneration Policy © 2025 Nokia In the case of an internal appointment for the President and CEO or Deputy CEO, the Board retains the ability to honor any legally binding legacy arrangements agreed prior to the individual’s appointment. Where necessary, additional benefits may also be provided such as, but not limited to, relocation support, expatriate allowances and any other benefits which reflect local market practice and relevant legislation. Deviations from the Remuneration Policy In accordance with the Finnish Corporate Governance Code, the Board of Directors may upon recommendation of the Personnel Committee, temporarily deviate from any sections of this Policy, at its sole discretion, in the circumstances described below: • Upon change of the President and CEO or the Deputy CEO (if applicable) in accordance with the recruitment policy; • Upon material changes in Company structure, organization, ownership and business (for example merger, takeover, demerger, acquisition, etc.), which may require adjustments to STI and LTI plans or other remuneration elements to ensure continuity of management; • Upon material changes in or amendments to the relevant laws, rules or regulations; • Governmental or administrative orders (including tax authorities’ guidelines); or • In any other circumstances where the deviation may be required to serve the long-term interests and sustainability of the Company as a whole or to assure its viability. Any temporary deviation from the Policy will be reported in the Remuneration Report for the relevant year. If a deviation decision has been taken, and the deviation is not considered temporary, the Board will present the next Annual General Meeting with a revised Remuneration Policy.

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences can be both external, such as general economic and industry conditions, as well as internal operating factors. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal